Exhibit 99.1

No. 12/09

IAMGOLD Announces Closing of Cdn$345,143,750 Equity Financing

Toronto, Ontario, March 26, 2009 ─ IAMGOLD Corporation announced today that it has completed its previously announced overnight marketed public offering of common shares of IAMGOLD Corporation (the “Offering”) at a price of Cdn$8.75 per common share. Including the common shares issued on the exercise of the over-allotment option, IAMGOLD issued 39,445,000 common shares for aggregate gross proceeds of Cdn$345,143,750.

The underwriting syndicate was led by Canaccord Capital Corporation and TD Securities Inc. and included CIBC World Markets Inc., GMP Securities L.P., Macquarie Capital Markets Canada Ltd., Scotia Capital Inc., UBS Securities Canada Inc., Cormark Securities Inc., National Bank Financial Inc., Paradigm Capital Inc., RBC Capital Markets, Thomas Weisel Partners Canada, Inc., Dundee Securities Corporation, Genuity Capital Markets, Goldman Sachs Canada Inc., and Salman Partners Inc. (collectively, the “Underwriters”).

Approximately $250 million of the net proceeds from the Offering are expected to be used to fund the construction and development of the Essakane Project and the balance is expected to fund capital expenditures at IAMGOLD’s other properties and be used for general corporate purposes including future acquisition opportunities.

ABOUT IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces annually from 8 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned with a strong financial base, together with the management and operations expertise to execute our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and Quebec where it has a pipeline of development and exploration projects, while it continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange (“IAMGOLD”).
Forward Looking Statement
This press release contains forward-looking statements regarding IAMGOLD and the offering referred to herein, including the anticipated use of proceeds. These statements are based upon the assumptions that the proceeds of the offering can successfully be used as described above. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks relating to market conditions, global political uncertainties, investor demand and the timing of the offering, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Elaine Ellingham
SVP, Investor Relations & Communications
Tel: 416 360 4712 Toll-free: 1 888 464 9999 eellingham@iamgold.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.